AXA Equitable Holdings, Inc.

1290 Avenue of the Americas

New York, NY 10104

November 13, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-1

of AXA Equitable Holdings, Inc.

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, AXA Equitable Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:15 P.M. on November 15, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at 212- 909-6375 or Eric T. Juergens at 212-909-6301.

[Remainder of the page intentionally left blank]

Very truly yours,

AXA Equitable Holdings, Inc.

By:	/s/ Mark Pearson
Name: Mark Pearson
Title: President and Chief Executive Officer

[Signature Page to Acceleration Request]